UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Globus Maritime Limited

(Name of Issuer)

Common Shares, $0.004 par value

(Title of Class of Securities)

Y27265308(CUSIP Number)

Konstantina Feidaki

Pallazo tukelan

Riva Antonio Caccia 3,

6900 Lugano, Switzerland

+44 (0) 7532725245

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 10, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y27265308	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robelle Holding Co.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER ***
	6.	SHARED VOTING POWER ***
	7.	SOLE DISPOSITIVE POWER ***
	8.	SHARED DISPOSITIVE POWER ***

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ***
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) ***
12.	TYPE OF REPORTING PERSON (see instructions) ***
*** See Item 4 (Ownership).

CUSIP No. Y27265308	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Konstantina Feidaki
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER ***
	6.	SHARED VOTING POWER ***
	7.	SOLE DISPOSITIVE POWER ***
	8.	SHARED DISPOSITIVE POWER ***

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ***
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) ***
12.	TYPE OF REPORTING PERSON (see instructions) ***

*** See Item 4 (Ownership).

CUSIP No. Y27265308	13G

Item 1.

(a)	Name of Issuer Globus Maritime Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Athens, Greece, 166 74

Item 2.

(a)

Name of Person Filing

This Schedule 13G/A Amendment No. 1 (the “Schedule 13G/A”) is being jointly filed by Robelle Holding Co. (“Robelle”) and Konstantina Feidaki (together with Robelle, the “Reporting Persons”) with respect to the common shares of the above-named issuer owned by Robelle.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

(b)

Address of the Principal Office or, if none, residence

The address of the principal business office of each of the Reporting Persons is Pallazo tukelan, Riva Antonio Caccia 3, 6900 Lugano, Switzerland.

(c)	Citizenship Robelle is a corporation incorporated in the Republic of the Marshall Islands. Konstantina Feidaki is a Greek citizen.

(d)	Title of Class of Securities Common Shares, par value $0.004 per share

(e)	CUSIP Number Y27265308

CUSIP No. Y27265308	13G

Item 3.  If this statement is filed pursuant to Rules §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

See Item 5 below

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being field to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.  Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

See Item 2 above

Item 8.  Identification and Classification of Members of the Group

Not Applicable

Item 9.  Notice of Dissolution of Group

Not Applicable

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. Y27265308	13G

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

July 12, 2017
Date

ROBELLE HOLDING CO. *

/s/ Konstantina Feidaki
Signature

Konstantina Feidaki, President/ Secretary
Name/Title

/s/ Konstantina Feidaki
KONSTANTINA FEIDAKI*

*The Reporting Persons disclaim beneficial ownership over the common shares of the Issuer reported herein except to the extent of the Reporting Persons' voting and dispositive interests in such shares.

 Exhibit a

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, and any amendments hereto, relating to the common shares, par value $0.004 per share, of Globus Maritime Limited shall be filed on behalf of the undersigned.

July 12, 2017
(Date)

ROBELLE HOLDING CO.

By:	/s/ Konstantina Feidaki
Name: Konstantina Feidaki
Title: President, Secretary

/s/ Konstantina Feidaki
Konstantina Feidaki